Exhibit 12(a)

                               Idaho Power Company
                       Consolidated Financial Information

                 Supplemental Ratio of Earnings to Fixed Charges

                                                                                             Twelve Months
                                                   Twelve Months Ended December 31,              Ended
                                                        (Thousands of Dollars)                  March 31,
                                                1991      1992      1993      1994      1995      1996
Computation of Ratio of Earnings to
 Fixed Charges:
  Consolidated net income                    $ 57,872  $ 59,990  $ 84,464  $ 74,930  $ 86,921  $ 96,404

Income taxes:
  Income taxes (includes amounts charged
   to other income and deductions)             24,321    24,601    38,057    35,307    49,497    53,018
  Investment tax credit adjustment             (3,177)   (1,439)   (1,583)   (1,064)   (1,086)   (1,374)

     Total income taxes                        21,144    23,162    36,474    34,243    48,412    51,644

Income before income taxes                     79,016    83,152   120,938   109,173   135,333   148,048

Fixed Charges:
  Interest on long-term debt                   54,370    53,408    53,706    51,173    51,146    51,320
  Amortization of debt discount,
   expense and premium - net                      374       392       507       567       567       570
  Interest on short-term bank loans               935       647       220     1,157     3,144     2,982
  Other interest                                3,297     1,011     2,023     1,537     1,598     1,726
  Interest portion of rentals                     884       683     1,077       794       925       994

     Total fixed charges                       59,860    56,141    57,533    55,228    57,381    57,592

  Suppl increment to fixed charges*             1,599     2,487     2,631     2,622     2,611     2,609

     Total supplemental fixed charges          61,459    58,628    60,164    57,850    59,992    60,201

Supplemental earnings - as defined           $140,475  $141,780  $181,102  $167,023  $195,325  $208,499

Supplemental ratio of earnings to fixed
 charges                                        2.29X     2.42X     3.01X     2.89X     3.26X    3.46X
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* Explanation of increment:
  Interest on the guaranty of American Falls Reservoir District Bonds and Milner Dam Inc.
  notes which are already included in operating expense.